September 22, 2015

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                             Q2 Holdings, Inc.

Registration Statement on Form S-3 (File No. 333-206869)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Q2 Holdings, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-3 (File No. 333-206869) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on September 24, 2015, or as soon thereafter as practicable.  The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.  Without limiting the foregoing, we have been advised that the several underwriters for the proposed offering anticipate that they will distribute an aggregate of approximately 2,650 copies of the preliminary prospectus to be dated as of September 23, 2015.

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The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

J.P. Morgan Securities LLC
Stifel, Nicolaus & Company, Incorporated
As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Carly Levin
	Name:	Carly Levin
	Title:	Vice President

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith Lister
	Name:	Keith Lister
	Title:	Managing Director